Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended
	June 28,	March 29,	December 28,
	2003	2003	2002

Net income for the period	79,129	71,341	39,363
Add: Provision for income taxes	43,538	39,404	21,695
Add: Minority interest	(19)	319	80
Fixed charges	79,562	80,374	90,770
Less: Capitalized interest	(903)	(732)	(888)
Income before taxes on income and fixed charges	201,307	190,706	151,020

Fixed Charges:
Interest	69,145	69,736	80,041
Capitalized interest	903	732	888
Rentals at computed interest factor (1)	8,561	8,832	8,543
Amortization of debt discount expense	953	1,074	1,298
Total fixed charges	79,562	80,374	90,770

Ratio of earnings to fixed charges	2.53	2.37	1.66

	Fiscal Years Ending
	2002	2001	2000	1999	1998

Net income for the period	382,727	87,859	151,221	230,048	25,099
Add: Provision for income taxes	210,237	58,362	83,520	129,355	45,937
Add: Minority interest	(97)	18,750	(182)	11,526	-
Fixed charges	359,493	175,457	142,613	159,072	167,613
Less: Capitalized interest	(9,264)	(3,249)	(1,746)	(5,226)	(1,766)
Income before taxes on income and fixed charges	943,096	337,179	375,426	524,775	236,883

Fixed Charges:
Interest	304,854	143,718	115,261	128,035	147,771
Capitalized interest	9,264	3,249	1,746	5,226	1,766
Rentals at computed interest factor (1)	37,504	25,343	22,052	21,398	15,598
Amortization of debt discount expense	7,871	3,147	3,554	4,413	2,478
Total fixed charges	359,493	175,457	142,613	159,072	167,613

Ratio of earnings to fixed charges	2.62	1.92	2.63	3.30	1.41

(1) Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.

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